Exhibit 99.1

Happy City Holdings Limited Announces Financial Results for the First Half of Fiscal Year 2025

HONG KONG, Oct. 21, 2025 (GLOBE NEWSWIRE) -- Happy City Holdings Limited (Nasdaq: HCHL) (the “Company”), an established all-you-can-eat hotpot restaurant operator in Hong Kong , today announced its unaudited financial results for the six months ended February 28, 2025 (the “First Half of Fiscal Year 2025”).

Financial Highlights for the First Half of Fiscal Year 2025

	For the six months ended		Variance
	February 28, 2025	February 29, 2024	Amount	Percentage
	US$	US$	US$	%
	(Unaudited)	(Unaudited)
Revenue	$4,160,099	$3,437,904	$722,195	21.0%
Cost of revenue	(3,113,028)	(3,043,454)	(69,574)	2.3%
Gross profit	1,047,071	394,450	652,621	165.5%
Total operating expenses	(638,812)	(558,345)	(80,467)	14.4%
Income (loss) from operations	408,259	(163,895)	572,154	(349.1)%
Total other (expense) income, net	(100,999)	30,765	(131,764)	(428.3)%
Income (loss) before income taxes	307,260	(133,130)	440,390	(330.8)%
Income tax (expense) benefit	(22,272)	42,885	(65,157)	(151.9)%
Net income (loss)	$284,988	$(90,245)	$375,233	(415.8)%

●	Our revenue increased by US$722,195 or 21.0%, from US$3,437,904 for the six months ended February 29, 2024 to US$4,160,099 for the six months ended February 28, 2025. Such increase was mainly attributable to the upward adjustment in our selling price of our food in August 2024 and the opening of one new restaurant located in Kwun Tong during the six months ended February 28, 2025.

●	Our overall gross profit increased by US$652,621 or 165.5%, from US$394,450 for the six months ended February 29, 2024 to US$1,047,071 for the six months ended February 28, 2025. Our overall gross profit margin increased from 11.5% for the six months ended February 29, 2024 to 25.2% for the six months ended February 28, 2025. Such increase in our overall gross profit and gross profit margin was mainly attributable to (i) the increase in our revenue as a result of the upward adjustment in our selling price of our food in August 2024 and the opening of one new restaurant located in Kwun Tong during the six months ended February 28, 2025 as stated above; and (ii) our successful negotiation with our suppliers and also sourcing new suppliers which supply us with the same quality of food and beverages but at a reduced cost, which led our cost of food and beverages remained relatively stable for the six months ended February 28, 2025, as compared to the six months ended February 29, 2024.

●	We reported net income of US$284,988 for the six months ended February 28, 2025 and net loss of US$90,245 for the six months ended February 29, 2024.

Financial Results for the First Half of Fiscal Year 2025

Revenue

Our revenue is generated from providing food and beverage to customers in our restaurants located in North Point, Kwun Tong, Mong Kok and Tsuen Wan. The following table sets forth the breakdown of our revenue by location of our restaurants for the six months ended February 28, 2025 and February 29, 2024, respectively:

	For the six months ended		Variance
	February 28, 2025	February 29, 2024	Amount	Percentage
	US$	US$	US$	%
	(Unaudited)	(Unaudited)
Revenue
North Point	$1,259,198	$1,142,755	$116,443	10.2%
Kwun Tong	255,378	—	255,378	N/A
Mong Kok	1,608,812	1,480,107	128,705	8.7%
Tsuen Wan	1,036,711	809,866	226,845	28.0%
Others	—	5,176	(5,176)	(100.0)%
Total revenue	$4,160,099	$3,437,904	$722,195	21.0%

Our revenue increased by US$722,195 or 21.0%, from US$3,437,904 for the six months ended February 29, 2024 to US$4,160,099 for the six months ended February 28, 2025. Such increase was mainly attributable to the upward adjustment in our selling price of our food in August 2024 and the opening of one new restaurant located in Kwun Tong during the six months ended February 28, 2025.

Others represent the revenue recognized for the expiry of membership points in our loyalty program.

Cost of Revenue

Our cost of revenue consists of cost directly related to revenue generating activities, which primarily includes food and beverages cost, operating expenses for the hotpot restaurants, personnel-related compensation expenses, including salaries and related retirement benefit for operations personnel, and other cost directly related to the revenue.

The following table sets forth the breakdown of our cost of revenue for the six months ended February 28, 2025 and February 29, 2024, respectively:

	For the six months ended		Variance
	February 28, 2025	February 29, 2024	Amount	Percentage
	US$	US$	US$	%
	(Unaudited)	(Unaudited)
Cost of revenue
Food and beverages	$1,226,775	$1,225,912	$863	0.1%
Payroll and employee benefits expenses	635,998	671,321	(35,323)	(5.3)%
Utilities expenses (restaurants)	101,913	92,437	9,476	10.3%
Building management fee (restaurants)	218,497	182,325	36,172	19.8%
Depreciation of property and equipment	292,208	274,221	17,987	6.6%
Operating lease expenses	439,354	402,177	37,177	9.2%
Others	198,283	195,061	3,222	1.7%
Total cost of revenue	$3,113,028	$3,043,454	$69,574	2.3%

Our cost of revenue remained relatively stable at US$3,113,028 and US$3,043,454 for the six months ended February 28, 2025 and February 29, 2024, respectively.

Food and Beverages

Our cost of food and beverages remained relatively stable at US$1,226,775 and US$1,225,912 for the six months ended February 28, 2025 and February 29, 2024, respectively.

Payroll and Employee Benefits Expenses

Restaurant operation is highly service-oriented and labor-intensive. Payroll and employee benefits expenses of operation personnel, which primarily consisted of salaries and other allowances and retirement benefit scheme contributions of operation personnel. Our payroll and employee benefits expenses remained relative stable at US$635,998 and US$671,321 for the six months ended February 28, 2025 and February 29, 2024, respectively.

Utilities Expenses (restaurants)

Our utilities expenses for our restaurants primarily consist of expenses incurred for electricity, gas and water utilities for the operation of the restaurants. Our utilities expenses for restaurant remained relatively stable at US$101,913 and US$92,437 for the six months ended February 28, 2025 and February 29, 2024, respectively.

Building Management Fee (restaurants)

Our building management fee for our restaurants increased by US$36,172 or 19.8%, from US$182,325 for the six months ended February 29, 2024 to US$218,497 for the six months ended February 28, 2025. Such increase was mainly attributable to the addition of one new restaurant located in Kwun Tong during the six months ended February 28, 2025.

Depreciation of Property and Equipment

Our depreciation of property and equipment for the operation of our restaurant remained relatively stable at US$292,208 and US$274,221 for the six months ended February 28, 2025 and February 29, 2024, respectively.

Operating lease expenses

Our operating lease expenses in relation to right-of-use assets for the operation of our restaurant increased by US$37,177 or 9.2%, from US$402,177 for the six months ended February 29, 2024 to US$439,354 for the six months ended February 28, 2025. Such increase was mainly attributable to the addition of one operating lease for our new restaurant located in Kwun Tong during the six months ended February 28, 2025.

Other Expenses

Our other expenses mainly represent repair and maintenance expenses, cleaning expenses, consumable expenses and sundry expenses incurred in the ordinary course of operation of our restaurants. Our other expenses remained relatively stable at US$198,283 and US$195,061 for the six months ended February 28, 2025 and February 29, 2024, respectively.

Gross Profit and Gross Profit Margin

The following table sets forth the breakdown of our gross profit and gross profit margin for the six months ended February 28, 2025 and February 29, 2024, respectively:

	For the six months ended		Variance
	February 28, 2025	February 29, 2024	Amount	Percentage
	US$	US$	US$	%
	(Unaudited)	(Unaudited)
Overall gross profit	$1,047,071	$394,450	$652,621	165.5%
Overall gross profit margin	25.2%	11.5%	13.7%

Our overall gross profit increased by US$652,621 or 165.5%, from US$394,450 for the six months ended February 29, 2024 to US$1,047,071 for the six months ended February 28, 2025. Our overall gross profit margin increased from 11.5% for the six months ended February 29, 2024 to 25.2% for the six months ended February 28, 2025. Such increase in our overall gross profit and gross profit margin was mainly attributable to (i) the increase in our revenue as a result of the upward adjustment in our selling price of our food in August 2024 and the opening of one new restaurant located in Kwun Tong during the six months ended February 28, 2025 as stated above; and (ii) our successful negotiation with our suppliers and also sourcing new suppliers which supply us with the same quality of food and beverages but at a reduced cost, which led our cost of food and beverages remained relatively stable for the six months ended February 28, 2025, as compared to the six months ended February 29, 2024.

Operating Expenses

Selling and Marketing Expenses

Our selling and marketing expenses mainly represented the advertising and promotion expenses incurred to promote our brand image and awareness.

Our selling and marketing expenses decreased by US$19,630 or 22.4%, from US$87,651 for the six months ended February 29, 2024 to US$68,021 for the six months ended February 28, 2025. Such decrease was mainly attributable to the decrease in marketing expenses we incurred to advertise our brand and restaurants during the six months ended February 28, 2025, as compared to the six months ended February 29, 2024.

Employee Compensation and Benefits

Our employee compensation and benefits under operating expenses primarily consisted of salaries and other allowances and retirement benefit scheme contributions for management and administrative personnel.

Our employee compensation and benefits for our management and administrative personnel remained relatively stable at US$152,855 and US$143,597 for the six months ended February 28, 2025 and February 29, 2024, respectively.

Other General and Administrative Expenses

Our other general and administrative expenses, including other general and administrative expenses to our third parties and our related parties, primarily consisted of bank and credit card charges, office expenses, legal and professional fee, travelling expenses, entertainment expenses, etc.

Our other general and administrative expenses remained relatively stable at US$417,936 and US$327,097 for the six months ended February 28, 2025 and February 29, 2024, respectively.

Other Income (Expense)

Other Income

Our other income includes other income received from the third parties and other income received from our related parties. Our other income received from the third parties primarily consists of bank interest income. Our other income received from our related parties mainly consists of manpower support income received from our replated parties, which we have provided our manpower resources for our related parties, and others. Our total other income decreased by US$110,156 or 94.8%, from US$116,215 for the six months ended February 29, 2024 to US$6,059 for the six months ended February 28, 2025, which was mainly attributable to the decrease in manpower support income received from our related parties by US$84,063 for the six months ended February 28, 2025.

Interest Expenses

Our interest expenses primarily comprised interest on bank borrowings, which amounted to US$107,058 and US$85,450 for the six months ended February 28, 2025 and February 29, 2024, respectively.

Net Income (loss)

As a result of the foregoing, we reported net income of US$284,988 for the six months ended February 28, 2025 and net loss of US$90,245 for the six months ended February 29, 2024.

Cash Flow

The following table summarizes our cash flows for the six months ended February 28, 2025 and February 29, 2024.

	For the six months ended
	February 28, 2025	February 29, 2024
	US$	US$
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$212,592	$592,859
Net cash used in investing activities	(794,013)	(581,617)
Net cash (used in) provided by financing activities	(1,016,471)	315,682
Effect on exchange rate change on cash and cash equivalents	27,399	(31,259)

Net (decrease) increase in cash and cash equivalents	(1,570,493)	295,665
Cash and cash equivalents at the beginning of the period	2,935,971	184,738
Cash and cash equivalents at the end of the period	1,365,478	480,403

Operating activities

Our cash flows generated from operating activities was principally generated from the receipts from our restaurant operations, while our cash used in operating activities was principally used for payments for purchases of food ingredients and beverages, staff costs, property rentals and other operating expenses incurred for our business operations. Our net cash provided by operating activities amounted to US$212,592 for the six months ended February 28, 2025, mainly derived from (i) the net income for the period of US$284,988; and (ii) various non-cash items of US$731,562, such as depreciation on property and equipment and operating lease expenses, which was partially offset by (i) the increase in prepaid expenses, rental deposit and other receivables of US$248,190 as a result of the additional rental deposits paid for the lease for our newly opened restaurant located in Kwun Tong during the six months ended February 28, 2025; and (ii) the payment of our lease for our operations of US$498,303 for the six months ended February 28, 2025.

Our net cash provided by operating activities amounted to US$592,859 for the six months ended February 29, 2024, mainly derived from (i) various non-cash items of US$676,398, such as depreciation on property and equipment and operating lease expenses; and (ii) the increase in accounts payable, accruals and other liabilities of US$536,631 due to more billings from our suppliers on the purchase closer to the end of the six months ended February 29, 2024, as compared to the fiscal year ended August 31, 2023, which was partially offset by (i) the net loss for the period of US$90,245; and (ii) the payment of our lease for our operations of US$376,658 for the six months ended February 29, 2024.

Investing activities

Our net cash used in investing activities was US$794,013 for the six months ended February 28, 2025, mainly attributable to the prepayment for decoration and property and equipment for our newly opened restaurant located in Kwun Tong.

Our net cash used in investing activities was US$581,617 for the six months ended February 29, 2024, mainly attributable to the purchase of property and equipment.

Financing activities

Our net cash used in financing activities was US$1,016,471 for the six months ended February 28, 2025, mainly attributable to (i) the repayment of bank borrowings of US$228,620; (ii) the payments of offering costs related to the initial public offering of US$566,466; and (iii) the net repayment to a director of US$356,388.

Our net cash provided by financing activities was US$315,682 for the six months ended February 29, 2024, mainly attributable to (i) the proceeds from bank borrowings of US$224,196; and (ii) the net advance from a director of US$91,486.

Recent Events

On June 24, 2025, the Company was listed on the Nasdaq Capital Market following the completion of its share offering. The Company began trading under the ticker symbol “HCHL” on this date. On July 7, 2025, the underwriters to the Company’s initial public offering had exercised the over-allotment option partially to purchase an additional 112,000 Class A Ordinary Shares. The gross proceeds received from the Company’s initial public offering, including the proceeds from the sale of the over-allotment shares, totalled US$6.06 million.

About Happy City Holdings Limited

We operate three all-you-can-eat hotpot restaurants and specialize in Thai and Japanese Hotpot under the brand names “Thai Pot (泰金鍋)” and “Gyu! Gyu! Shabu Shabu (牛牛殿堂日式火鍋放題)” in Hong Kong. As of the date of this prospectus, we operate three restaurants located in Tsuen Wan in the New Territories, Mong Kok in Kowloon, and Kwun Tong in Kowloon. We have been in the restaurant services industry in Hong Kong for over 5 years. We primarily compete in the Hong Kong hotpot restaurant market.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of the Company. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company's filings with the U.S. Securities and Exchange Commission. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that their objectives or plans will be achieved. The Company does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts

Happy City Holdings Limited
Investor Relations
Email: info@happycitys.com